ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

1 October 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
<u>File # 82-4630</u>

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls

dlw 10/7

ventracor

asx announcement

Ventracor Clinical Trial Reimbursement Update

Sydney, 1 October 2004: Ventracor Limited (ASX: VCR), today said there was evidence the cost of its 'artificial heart' devices used in its pending US clinical trials would be fully reimbursed and there was potential for reimbursement at some European centres for the current CE Mark Trial.

Addressing the second annual Australian Biotechnology Expo at the Australian Stock Exchange in Sydney yesterday, Ventracor's Business Development and Clinical Director and the co-inventor of its VentrAssist™ left ventricular assist system (LVAS), Dr John Woodard said:

"With our trial for European approval now well underway and recruitment proceeding very well, we are looking to begin our US clinical trial program early 2005. There is good evidence to support our current understanding that the cost of trials in the USA will be reimbursed by both government and private insurers. Current levels of reimbursement in the US are around US$125-130,000 and estimated to be around GBP40,000 in the UK.

"Ventracor is on track to submit its investigational device exemption (IDE) application to conduct a trial of the VentrAssist™ to the FDA by the end of this year.

"Reimbursement is currently now available for FDA approved devices implanted at approved implant centres and during clinical trialing for so-called Category B IDE devices. We expect the VentrAssist™ system to be classified as a Category B, IDE device and be eligible for reimbursement during US clinical trials," Dr Woodard said.

"We're already working with American and European reimbursement specialists to help us submit reimbursement requests to insurance providers to ensure timely submission, processing and payment of claims," he said.

Dr Woodard also told the conference the company was considering adding other trial sites to take part in its CE Mark trial in Europe which would accelerate recruitment. These centres would be in addition to Papworth Hospital in Cambridge, England, which has agreed to participate and is due to start implanting the VentrAssist™ in British patients suffering congestive heart failure in the CE Mark global trial soon.

"Patient recruitment for the current CE Mark Trial is scheduled to close mid-2005 and a senior Ventracor executive is currently being relocated to the UK to support Papworth and additional trial centres", he said.

Dr Woodard also confirmed the company was increasing its manufacturing capacity with new computer-controlled precision milling machines located in a specialised facility in the Sydney suburb of Kirrawee.

"This additional facility ensures our manufacturing capacity is fast and reliable, as well as complementing the expansion of the good manufacturing practice (GMP) clean room facilities at the company's Sydney headquarters", Dr Woodard said.

Dr Woodard noted CEO Colin Sutton PhD was in Europe on business.

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
02 9406 3086

Dr John Woodard
Business Development and Clinical Director
Ventracor Limited
02 9406 3100

About Ventracor

Ventracor (ASX: VCR) is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS), for patients in cardiac failure. The company is focused on commercialising the VentrAssist ™ and bringing it to global markets in record time. Ventracor is confident of obtaining a significant share of the massive LVAS market, which independent analysts expect to be valued at between $US7.5 billion and US$12 billion in coming years.